United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Interim Financial Statements

September 30, 2021

IFRS in US$

Vale S.A. Interim Financial Statements

2

Report of Independent registered Public Accounting Firm

To the Stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of September 30, 2021, and the related consolidated income statement, consolidated statement of comprehensive income and the consolidated statement of cash flows for the three and nine-month periods ended September 30, 2021 and September 30, 2020, and the consolidated statement of changes in equity for the nine-month periods ended September 30, 2021 and September 30, 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 25, 2021, which included a paragraph describing a change in the manner of accounting for leases on January 1, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

October 28, 2021

3

Consolidated Income Statement In millions of United States dollars, except earnings per share data

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2021	2020	2021	2020
Net operating revenue	4(c)	12,682	10,762	42,002	25,249
Cost of goods sold and services rendered	5(a)	(5,836)	(4,816)	(16,268)	(13,306)
Gross profit		6,846	5,946	25,734	11,943

Operating expenses
Selling and administrative expenses	5(b)	(115)	(127)	(353)	(366)
Research and evaluation expenses		(136)	(105)	(377)	(290)
Pre-operating and operational stoppage	3 and 20	(165)	(188)	(501)	(694)
Brumadinho event	20	(161)	(114)	(461)	(403)
Other operating expenses, net	5(c)	(36)	(113)	(122)	(412)
		(613)	(647)	(1,814)	(2,165)
Impairment and disposals of non-current assets	12 and 15	(2,390)	(298)	(2,983)	(730)
Operating income		3,843	5,001	20,937	9,048

Financial income	6	91	69	251	311
Financial expenses	6	(136)	(1,215)	(1,699)	(2,325)
Other financial items, net	6	(328)	(214)	1,348	(2,116)
Equity results and other results in associates and joint ventures	13 and 21	128	(40)	(342)	(741)
Income before income taxes		3,598	3,601	20,495	4,177

Income taxes	7(b)
Current tax		(2,464)	(743)	(5,180)	(1,416)
Deferred tax		2,824	(51)	1,657	1,126
		360	(794)	(3,523)	(290)

Net income		3,958	2,807	16,972	3,887
Net income (loss) attributable to non-controlling interests		72	(101)	(46)	(255)
Net income attributable to Vale's stockholders		3,886	2,908	17,018	4,142

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:	8
Common share (US$)		0.76	0.57	3.36	0.81

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Statement of Comprehensive Income In millions of United States dollars

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income	3,958	2,807	16,972	3,887
Other comprehensive income (loss):
Items that will not be reclassified to the income statement
Translation adjustments	(3,249)	(1,047)	(1,364)	(12,296)
Retirement benefit obligations (note 24)	95	76	411	(124)
Fair value adjustment to investment in equity securities (note 11)	150	251	343	42
	(3,004)	(720)	(610)	(12,378)

Items that may be reclassified to the income statement
Translation adjustments	1,380	648	624	5,776
Net investments hedge (note 16)	(127)	(81)	(85)	(720)
Net cash flow hedge (note 16)	10	(56)	(16)	(41)
Reclassification of cumulative translation adjustment to net income (note 12)	(10)	-	(1,552)	-
	1,253	511	(1,029)	5,015
Total comprehensive income (loss)	2,207	2,598	15,333	(3,476)

Comprehensive loss attributable to non-controlling interests	69	(94)	(47)	(223)
Comprehensive income (loss) attributable to Vale's stockholders	2,138	2,692	15,380	(3,253)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Statement of Cash Flows In millions of United States dollars

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Cash flow from operations (a)	10,194	5,567	28,144	9,683
Interest on loans and borrowings paid (note 19)	(173)	(203)	(599)	(615)
Cash received (paid) on settlement of derivatives, net (note 16)	22	(130)	(117)	29
Interest on participative stockholders' debentures paid (note 18)	-	-	(193)	(95)
Income taxes (including the settlement program)	(992)	(450)	(3,436)	(1,197)
Net cash provided by operating activities	9,051	4,784	23,799	7,805

Cash flow from investing activities:
Capital expenditures (notes 14 and 15)	(1,248)	(872)	(3,396)	(2,963)
Additions to investments (note 13)	-	-	(42)	(75)
Acquisition of NLC, net of cash (note 12)	-	-	(2,345)	-
Disbursement related to the disposal of VNC (note 12)	-	-	(555)	-
Dividends received from associates and joint ventures (note 13)	5	2	48	79
Short-term investment	424	-	251	630
Investment fund applications	-	(31)	-	(127)
Other investments activities, net	18	(106)	(195)	(292)
Net cash used in investing activities	(801)	(1,007)	(6,234)	(2,748)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 19)	-	1,800	300	6,800
Payments of loans and borrowings from third-parties (note 19)	(111)	(5,265)	(1,523)	(5,756)
Lease payments (note 19)	(58)	(45)	(162)	(144)
Dividends and interest on capital paid to stockholders (note 25)	(7,391)	(3,327)	(13,483)	(3,327)
Dividends and interest on capital paid to non-controlling interest	(3)	(3)	(9)	(11)
Share buyback program (note 25)	(2,841)	-	(4,845)	-
Net cash used in financing activities	(10,404)	(6,840)	(19,722)	(2,438)

Increase (decrease) in cash and cash equivalents	(2,154)	(3,063)	(2,157)	2,619
Cash and cash equivalents at the beginning of the period	13,649	12,113	13,487	7,350
Effects of exchange rate changes on cash and cash equivalents	(638)	(205)	(473)	(1,124)
Cash and cash equivalents at end of the period	10,857	8,845	10,857	8,845

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	14	13	44	57

Cash flow from operating activities:
Income before income taxes	3,598	3,601	20,495	4,177
Adjusted for:
Provisions related to Brumadinho event (note 20)	-	-	-	21
Equity results and other results in associates and joint ventures (note 13)	(128)	40	342	741
Impairment and disposal of non-current assets	2,390	298	2,983	730
Depreciation, depletion and amortization	700	774	2,280	2,396
Financial results, net (note 6)	373	1,360	100	4,130
Changes in assets and liabilities:
Accounts receivable	3,889	(276)	4,185	(577)
Inventories	(574)	(298)	(936)	(650)
Suppliers and contractors (i)	338	214	373	(352)
Provision - Payroll, related charges and other remunerations	60	177	(147)	84
Payments related to Brumadinho event (note 20) (ii)	(186)	(218)	(638)	(589)
Other assets and liabilities, net	(266)	(105)	(893)	(428)
Cash flow from operations (a)	10,194	5,567	28,144	9,683

(i) Includes variable lease payments.

(ii) In addition, the Company has incurred in expenses in the amount of US$161 and US$461 for the three and nine-month periods ended September 30, 2021, respectively (US$114 and US$382 for the three and nine-month periods ended September 30, 2020).

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Statement of Financial Position In millions of United States dollars

	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	19	10,857	13,487
Short-term investments	19	521	771
Accounts receivable	9	873	4,993
Other financial assets	11	1,366	329
Inventories	10	5,085	4,061
Recoverable taxes		824	509
Others		405	253
		19,931	24,403

Non-current assets held for sale	12	60	-
		19,991	24,403
Non-current assets
Judicial deposits	23(c)	1,221	1,268
Other financial assets	11	162	1,784
Recoverable taxes		1,322	1,091
Deferred income taxes	7(a)	11,402	10,335
Others		683	651
		14,790	15,129

Investments in associates and joint ventures	13	2,099	2,031
Intangible	14	8,913	9,296
Property, plant and equipment	15	41,087	41,148
		66,889	67,604
Total assets		86,880	92,007

Liabilities
Current liabilities
Suppliers and contractors		4,096	3,367
Loans, borrowings and leases	19	1,345	1,136
Other financial liabilities	11	1,557	1,906
Taxes payable		2,594	952
Settlement program ("REFIS")	7(c)	330	340
Liabilities related to associates and joint ventures	21	1,551	876
Provisions	22	1,176	1,865
Liabilities related to Brumadinho	20	2,336	1,910
De-characterization of dams	20	435	381
Dividends payable		35	1,220
Others		606	641
		16,061	14,594
Liabilities associated with non-current assets held for sale	12	13	-
		16,074	14,594
Non-current liabilities
Loans, borrowings and leases	19	12,240	13,891
Participative stockholders' debentures	18	4,128	3,413
Other financial liabilities	11	2,825	4,564
Settlement program ("REFIS")	7(c)	2,080	2,404
Deferred income taxes	7(a)	1,928	1,770
Provisions	22	7,274	8,434
Liabilities related to Brumadinho	20	2,020	2,665
De-characterization of dams	20	1,422	1,908
Liabilities related to associates and joint ventures	21	714	1,198
Streaming transactions		1,936	2,005
Others		150	340
		36,717	42,592
Total liabilities		52,791	57,186

Stockholders' equity	25
Equity attributable to Vale's stockholders		33,322	35,744
Equity attributable to non-controlling interests		767	(923)
Total stockholders' equity		34,089	34,821
Total liabilities and stockholders' equity		86,880	92,007

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Statement of Changes in Equity In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income (loss)	-	-	-	-	-	-	17,018	17,018	(46)	16,972
Other comprehensive income	-	-	(211)	-	760	(2,187)	-	(1,638)	(1)	(1,639)
Dividends and interest on capital of Vale's stockholders (note 25)	-	-	(4,319)	-	-	-	(8,368)	(12,687)	-	(12,687)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(24)	(24)
Acquisition and disposal of non-controlling interest (note 12)	-	-	-	-	(331)	-	-	(331)	1,761	1,430
Share buyback program (note 25)	-	-	-	(4,845)	-	-	-	(4,845)	-	(4,845)
Share-based payment (note 24)	-	-	-	-	54	-	-	54	-	54
Treasury shares utilized in the period (note 25)	-	-	-	7	-	-	-	7	-	7
Treasury shares cancellation (note 25)	-	-	-	2,401	-	-	(2,401)	-	-	-
Balance at September 30, 2021	61,614	1,139	2,512	(4,878)	(1,573)	(31,741)	6,249	33,322	767	34,089

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	4,142	4,142	(255)	3,887
Other comprehensive income	-	-	(1,884)	-	146	(5,657)	-	(7,395)	32	(7,363)
Dividends and interest on capital of Vale's stockholders	-	-	(2,329)	-	-	-	-	(2,329)	-	(2,329)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(7)	(7)
Capitalization of non-controlling interest advances	-	-	-	-	-	-	-	-	14	14
Treasury shares utilized in the period (note 25)	-	-	-	14	-	-	-	14	-	14
Balance at September 30, 2020	61,614	1,139	2,877	(2,441)	(1,964)	(30,868)	4,142	34,499	(1,290)	33,209

The accompanying notes are an integral part of these interim financial statements.

8

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.	Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, coking and thermal coal, manganese ore, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.	Basis of preparation of the interim financial statements

a)	Statement of compliance

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2020. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the change in the accounting practice for the share-based payment plans as disclosed in note 24.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“US$”) as the Company believes this is how international investors analyze the interim financial statements.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Nine-month period ended
	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
United States dollar	5.4394	5.1967	5.2286	5.3772	5.3317	5.0793
Canadian dollar ("CAD")	4.2931	4.0771	4.1517	4.0366	4.2624	3.7505
Euro ("EUR")	6.2983	6.3779	6.1623	6.2876	6.3769	5.7207

These interim financial statements were authorized for issue by the Executive Committee on October 28, 2021.

3.	Significant events in the current period

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended September 30, 2021:

•	Since the announcement of the Company’s divestiture intention in the coal segment, it started looking for a potential buyer to purchase the coal assets. Due to the negotiations carried out during the current quarter, the Company decided to impair those assets in full, resulting in a loss of US$2,304 recognized in the income statement as "Impairment and disposal of non-current assets” for the three-month period ended September 30, 2021 (note 12).

•	In September 2021, the Company approved and paid dividends of US$7,391 (R$40,200 million) to its shareholders (note 25).

9

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	In August 2021, production and maintenance employees of Sudbury, Canada, represented by United Steelworkers (“USW”) approved the new five-year collective bargaining agreement, that was previously rejected in June 2021 and led to the stoppage of the operation at that location. The agreement became effective immediately after its approval and the strike came to an end. Due to the stoppage, the Company recorded expenses of US$51 recognized as "Pre-operating and operational stoppage" for the three-month period ended September 30, 2021 (US$110 for the nine-month period ended September 30, 2021).

•	In October 2021 (subsequent event), the Company approved the prepayment of the concession grant related to the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória Minas (“EFVM”) in the amount of US$344 (R$1,871 million) (note 11).

•	In October 2021 (subsequent event), the Superior Court of Justice issued a decision to exclude the Risoleta Neves hydroelectric plant out of the Energy Reallocation Mechanism. Therefore, the Company would be requested by the National Electric Energy Agency (“ANEEL”) and the Chamber of Electric Energy Commercialization (“CCEE”) to pay approximately US$72 (R$392 million), for which the Company has a provision as at September 30, 2021 (note 22).

•	In October 2021 (subsequent event), the Company approved a new share buyback program for its common shares, limited to a maximum of 200,000,000 common shares and their respective ADRs due to the upcoming conclusion of the current program in place as the cap number approved is close to being reached (note 25).

4.	Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance ("chief operating decision maker" under IFRS 8 - Operating Segments) are the Executive Boards and the Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Additionally, the costs related to the Brumadinho event are not directly linked to the Company's operating activities and, therefore, are allocated to "Other" as well.

The Company has allocated the financial information of Vale Nouvelle-Calédonie SAS (“VNC”) operation to “Others” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Base Metals business segment due to the sale of this operation. The comparative periods were restated to reflect this change in the allocation criteria.

a)	Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

10

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended September 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	8,530	(3,064)	(32)	(53)	(61)	-	5,320
Iron ore pellets	2,009	(612)	(2)	(1)	(10)	-	1,384
Ferroalloys and manganese	45	(33)	1	(1)	(4)	-	8
Other ferrous products and services	94	(76)	-	-	-	-	18
	10,678	(3,785)	(33)	(55)	(75)	-	6,730

Base metals
Nickel and other products	896	(782)	57	(20)	(52)	-	99
Copper	678	(242)	(6)	(23)	(1)	-	406
	1,574	(1,024)	51	(43)	(53)	-	505

Coal	352	(314)	(5)	(1)	-	-	32

Others	78	(60)	(143)	(37)	(1)	5	(158)
	12,682	(5,183)	(130)	(136)	(129)	5	7,109

Brumadinho event	-	-	(161)	-	-	-	(161)
COVID-19	-	-	(10)	-	-	-	(10)
Total	12,682	(5,183)	(301)	(136)	(129)	5	6,938

	Three-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	7,357	(2,064)	(51)	(31)	(121)	-	5,090
Iron ore pellets	1,195	(431)	2	(1)	(17)	-	748
Ferroalloys and manganese	51	(44)	(4)	-	(8)	-	(5)
Other ferrous products and services	81	(60)	-	-	-	2	23
	8,684	(2,599)	(53)	(32)	(146)	2	5,856

Base metals
Nickel and other products	1,219	(776)	(23)	(8)	-	-	412
Copper	587	(190)	(2)	(15)	-	-	380
	1,806	(966)	(25)	(23)	-	-	792

Coal	103	(321)	(5)	(10)	-	20	(213)

Others (i)	169	(204)	(133)	(40)	(3)	-	(211)
	10,762	(4,090)	(216)	(105)	(149)	22	6,224

Brumadinho event	-	-	(114)	-	-	-	(114)
COVID-19	-	-	(15)	-	-	-	(15)
Total	10,762	(4,090)	(345)	(105)	(149)	22	6,095

(i) Includes the reclassification of the negative EBITDA of VNC in the amount of US$22.

11

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	29,884	(7,967)	(115)	(129)	(227)	-	21,446
Iron ore pellets	5,164	(1,515)	29	(2)	(36)	22	3,662
Ferroalloys and manganese	143	(95)	(1)	(1)	(12)	-	34
Other ferrous products and services	289	(213)	3	(1)	-	-	78
	35,480	(9,790)	(84)	(133)	(275)	22	25,220

Base metals
Nickel and other products	3,822	(2,512)	22	(49)	(112)	-	1,171
Copper	1,920	(637)	(7)	(62)	(3)	-	1,211
	5,742	(3,149)	15	(111)	(115)	-	2,382

Coal	605	(966)	(3)	(5)	-	78	(291)

Others (i)	175	(222)	(345)	(128)	(2)	26	(496)
	42,002	(14,127)	(417)	(377)	(392)	126	26,815

Brumadinho event	-	-	(461)	-	-	-	(461)
COVID-19	-	-	(28)	-	-	-	(28)
Total	42,002	(14,127)	(906)	(377)	(392)	126	26,326

(i) Includes the negative EBITDA of VNC in the amount of US$65.

	Nine-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	16,520	(5,486)	(135)	(79)	(412)	-	10,408
Iron ore pellets	2,947	(1,220)	14	(3)	(59)	53	1,732
Ferroalloys and manganese	165	(135)	(4)	(1)	(19)	-	6
Other ferrous products and services	243	(187)	2	(1)	-	2	59
	19,875	(7,028)	(123)	(84)	(490)	55	12,205

Base metals
Nickel and other products	3,066	(1,850)	(58)	(30)	(29)	-	1,099
Copper	1,493	(582)	(4)	(47)	-	-	860
	4,559	(2,432)	(62)	(77)	(29)	-	1,959

Coal	345	(1,056)	-	(24)	-	95	(640)

Others (i)	470	(601)	(453)	(105)	(8)	24	(673)
	25,249	(11,117)	(638)	(290)	(527)	174	12,851

Brumadinho event	-	-	(403)	-	-	-	(403)
COVID-19	-	-	(100)	-	-	-	(100)
Total	25,249	(11,117)	(1,141)	(290)	(527)	174	12,348

(i) Includes the reclassification of the negative EBITDA of VNC in the amount of US$116.

12

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Adjusted EBITDA is reconciled to net income as follows:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders	3,886	2,908	17,018	4,142
Net income (loss) attributable to non-controlling interests	72	(101)	(46)	(255)
Net income	3,958	2,807	16,972	3,887
Depreciation, depletion and amortization	700	774	2,280	2,396
Income taxes	(360)	794	3,523	290
Financial results	373	1,360	100	4,130
EBITDA	4,671	5,735	22,875	10,703

Items to reconciled adjusted EBITDA
Equity results and other results in associates and joint ventures	(128)	40	342	741
Dividends received and interest from associates and joint ventures (i)	5	22	126	174
Impairment and disposal of non-current assets	2,390	298	2,983	730
Adjusted EBITDA	6,938	6,095	26,326	12,348

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)	Assets by segment

	September 30, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,811	1,206	28,684	2,017	1,154	29,436
Base metals	1,288	17	19,696	1,231	18	19,549
Coal (note 12)	85	-	-	25	-	-
Others	-	876	1,620	-	859	1,459
Total	4,184	2,099	50,000	3,273	2,031	50,444

	Three-month period ended September 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	588	136	412	402	37	403
Base metals	325	113	227	308	70	349
Coal (note 12)	49	-	51	27	-	-
Others (iii)	1	36	10	27	1	22
Total	963	285	700	764	108	774

	Nine-month period ended September 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,649	331	1,264	1,420	187	1,303
Base metals	973	250	911	903	185	1,000
Coal (note 12)	114	-	68	138	-	19
Others (iii)	13	66	37	125	5	74
Total	2,749	647	2,280	2,586	377	2,396

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of US$1,311 and US$1,936 in September 30, 2021 and US$1,373 and US$1,926 in December 31, 2020, respectively.

(ii) Cash outflows.

(iii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of US$27 and US$9, respectively, for the three-month period ended on September 30, 2020 and in the amount of US$122 and US$35, respectively, for the nine-month period ended on September 30, 2020.

13

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)   Net operating revenue by geographic area

	Three-month period ended September 30, 2021
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except USA and Brazil	228	80	-	-	308
United States of America	71	274	-	-	345
Germany	176	174	-	-	350
Europe, except Germany	546	430	22	-	998
Middle East, Africa and Oceania	553	5	37	-	595
Japan	1,293	143	15	-	1,451
China	5,361	241	71	-	5,673
Asia, except Japan and China	953	220	209	-	1,382
Brazil	1,497	7	(2)	78	1,580
Net operating revenue	10,678	1,574	352	78	12,682

	Three-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except USA and Brazil	113	37	-	98	248
United States of America	102	176	-	-	278
Germany	43	300	-	-	343
Europe, except Germany	272	676	11	-	959
Middle East, Africa and Oceania	401	3	13	-	417
Japan	465	93	-	-	558
China	6,136	280	-	-	6,416
Asia, except Japan and China	544	210	72	-	826
Brazil	608	31	7	71	717
Net operating revenue	8,684	1,806	103	169	10,762

(i) Includes the reclassification of VNC in the amount of US$98.

	Nine-month period ended September 30, 2021
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except USA and Brazil	695	304	-	4	1,003
United States of America	330	847	-	-	1,177
Germany	499	1,103	-	-	1,602
Europe, except Germany	2,125	1,717	45	-	3,887
Middle East, Africa and Oceania	1,496	12	76	-	1,584
Japan	2,763	358	35	-	3,156
China	20,819	665	131	-	21,615
Asia, except Japan and China	2,722	693	318	-	3,733
Brazil	4,031	43	-	171	4,245
Net operating revenue	35,480	5,742	605	175	42,002

(i) Includes the revenue of VNC in the amount of US$4.

	Nine-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except USA and Brazil	227	136	-	243	606
United States of America	175	569	-	-	744
Germany	292	778	-	-	1,070
Europe, except Germany	781	1,481	92	-	2,354
Middle East, Africa and Oceania	923	16	62	-	1,001
Japan	1,130	295	13	-	1,438
China	13,354	562	16	-	13,932
Asia, except Japan and China	1,372	611	151	-	2,134
Brazil	1,621	111	11	227	1,970
Net operating revenue	19,875	4,559	345	470	25,249

(i) Includes the reclassification of VNC in the amount of US$243.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 16). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

14

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	September 30, 2021
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	21,772	100.2	+/-10%	218
Iron ore pellets	407	167.2	+/-10%	7
Copper	104	10,981.8	+/-10%	114

5.        Costs and expenses by nature

a)  Cost of goods sold and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Personnel	393	413	1,227	1,188
Materials and services	805	809	2,326	2,362
Fuel oil and gas	287	217	762	702
Maintenance	810	689	2,259	1,975
Royalties	399	212	1,003	544
Energy	173	176	491	512
Ores acquired from third parties (i)	634	279	1,668	540
Depreciation, depletion and amortization	653	726	2,141	2,189
Freight (ii)	1,176	932	2,949	2,319
Others	506	363	1,442	975
Total	5,836	4,816	16,268	13,306

Cost of goods sold	5,676	4,677	15,832	12,880
Cost of services rendered	160	139	436	426
Total	5,836	4,816	16,268	13,306

(i) The increase in “Ores acquired from third parties” is mainly due to the significant increase in the reference price of iron ore compared to 2020.

(ii) The increase in "Freight" is mainly due to the significant increase in volumes of CFR sales and higher international freight prices.

Tax on mineral production (Taxa de Fiscalização de Recursos Minerais - “TFRM”) – Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, charge a TFRM, which is currently assessed at rates ranging from R$0.50 to R$3.72 per metric ton of minerals produced in or transferred from the state. The expenses related to the TFRM are presented in these interim financial statements under “Royalties”. In March 2021, a state decree increased the TFRM rate in the state of Para to R$11.19 per metric ton, effective in April 2021. According to the prior rule, which would expire in 2031, the TFRM rate was R$3.72 per ton until the production of 10 million metric tons and R$0.74 for volumes over than 10 million metric tons. The Company did not apply this increase in the current period based on the Brazilian constitutional principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment and does not expect any impact for the year ending December 31, 2021. The Company is also evaluating other legal aspects to avoid this increase in the future.

b)  Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Selling	25	21	68	58
Personnel	29	50	128	137
Services	29	28	68	79
Depreciation and amortization	11	9	30	40
Others	21	19	59	52
Total	115	127	353	366

c)  Other operating expenses (income), net

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Provision for litigations	23	11	67	74
Profit sharing program	31	34	106	79
COVID-19 expenses	10	15	28	100
Others (i)	(28)	53	(79)	159
Total	36	113	122	412

(i) Includes the gain related to the exclusion of ICMS from the PIS and COFINS computation tax base, as detailed in note 23(e).

15

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.        Financial result

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Financial income
Short-term investments	70	25	138	105
Others (i)	21	44	113	206
	91	69	251	311
Financial expenses
Loans and borrowings gross interest (note 19)	(157)	(208)	(540)	(615)
Capitalized loans and borrowing costs	14	13	44	57
Participative stockholders' debentures (note 18)	152	(553)	(1,109)	(833)
Interest on REFIS	(17)	(10)	(34)	(47)
Interest on lease liabilities (note 19)	(16)	(16)	(51)	(51)
Financial guarantees (ii)	(34)	(353)	330	(525)
Expenses with cash tender offer redemption (note 19)	-	-	(63)	-
Others	(78)	(88)	(276)	(311)
	(136)	(1,215)	(1,699)	(2,325)
Other financial items, net
Net foreign exchange gains (losses)	362	(18)	292	(375)
Derivative financial instruments (note 16)	(458)	(187)	(41)	(1,657)
Reclassification of cumulative translation adjustment (note 12)	10	-	1,142	-
Indexation gains (losses), net	(242)	(9)	(45)	(84)
	(328)	(214)	1,348	(2,116)
Total	(373)	(1,360)	(100)	(4,130)

(i) During nine-month period ended on September 30, 2020, includes amounts related to Eletrobras contingent assets in the amount of US$59, due to differences of monetary adjustments and interests due over to the third convertible bonds.
(ii) Refers to the fair value adjustments on financial guarantees given to associates due to their rating improvement, leading to a decrease in the probability of default on the guaranteed loans. Further details are disclosed in note 13 and 17.

7.        Income taxes

a)  Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	10,335	1,770	8,565
Effect in income statement	1,633	(24)	1,657
Transfers between asset and liabilities	7	7	-
Translation adjustment	(452)	(4)	(448)
Other comprehensive income	(121)	179	(300)
Balance at September 30, 2021	11,402	1,928	9,474

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Effect in income statement	1,049	(77)	1,126
Translation adjustment	(2,552)	(105)	(2,447)
Other comprehensive income	1,896	(65)	1,961
Balance at September 30, 2020	9,610	1,635	7,975

b)  Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

16

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Income before income taxes	3,598	3,601	20,495	4,177
Income taxes at statutory rate - 34%	(1,223)	(1,224)	(6,968)	(1,420)
Adjustments that affect the basis of taxes:
Tax incentives	971	491	2,589	980
Equity results	68	(2)	94	(25)
Addition (reversal) of tax loss carryforward	109	103	-	497
Others	435	(162)	762	(322)
Income taxes	360	(794)	(3,523)	(290)

c)   Income taxes - Settlement program (“REFIS”)

	September 30, 2021	December 31, 2020
Current liabilities	330	340
Non-current liabilities	2,080	2,404
REFIS liabilities	2,410	2,744

SELIC rate	6.25% per year	2.00% per year

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at September 30, 2021, the balance is due in 85 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate.

d) Uncertain tax positions

In September 2021, in the judgement of the leading case (RE 1.063.187), the Brazilian Federal Supreme Court (“STF”) ruled that is unconstitutional to include the gain related to the monetary adjustments, calculated based on the SELIC (Special System for Settlement and Custody), over certain tax credits on the computation of the Corporate Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"). Despite the favorable conclusion to taxpayers, the decision is not yet final, as the publication of the decision is pending and may be appealed.

Vale filed a lawsuit to discuss the matter and is awaiting for the publication of the STF decision to assess the potential effects on the eventual gain involved, which is estimated at US$35 (R$190 million). Considering that the decision is not even published, the Company's external legal advisors consider a gain is not yet probable. Therefore, the Company did not record any gain in these interim financial statements.

8.        Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders:
Net income	3,886	2,908	17,018	4,142

Thousands of shares
Weighted average number of common shares outstanding	5,080,890	5,129,911	5,065,750	5,129,475

Basic and diluted earnings per share:
Common share (US$)	0.76	0.57	3.36	0.81

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

17

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9.        Accounts receivable

	September 30, 2021	December 31, 2020
Accounts receivable	920	5,043
Expected credit loss	(47)	(50)
	873	4,993

Revenue related to the steel sector	89.66%	87.25%

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Impairment of accounts receivable recorded in the income statement	1	1	4	10

The decrease in the accounts receivable is mainly due to the reduction in average prices and volumes of provisional sales of iron ore.

As at September 30, 2021, there is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues. In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue.

10.      Inventories

	September 30, 2021	December 31, 2020
Finished products	3,391	2,626
Work in progress	793	647
Consumable inventory	901	788
Total	5,085	4,061

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Reversal for net realizable value	28	42	29	3

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.     Other financial assets and liabilities

	Current		Non-Current
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	121	38
Derivative financial instruments (note 16)	145	134	35	66
Investments in equity securities	1,221	-	6	757
Related parties (i)	-	195	-	923
	1,366	329	162	1,784
Other financial liabilities
Derivative financial instruments (note 16)	334	328	630	689
Related parties (i)	132	725	-	895
Financial guarantees provided (note 13 and 17)	-	-	538	877
Liabilities related to the concession grant (note 14)	392	209	1,657	2,103
Advances received	699	644	-	-
	1,557	1,906	2,825	4,564

(i) The decrease refers to the settlement of the loans due to the transaction for the acquisition of NLC, as detailed in note 12.

Investment in equity securities – Mainly refers to 34.2 million common shares of The Mosaic Company (“Mosaic”), which is accounted for as a financial instrument measured at fair value through other comprehensive income. The fair value of this instrument is measured using the Mosaic’s share price at the end of each financial reporting period. In addition, the Company holds an investment of US$6 made in February 2021 to acquire a non-controlling interest of 3.24% in Boston Electrometallurgical Company, aiming to promote the development of a technology focused on the reduction of carbon dioxide on the steel production.

18

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Liabilities related to the concession grant - On October 28, 2021 (subsequent event), the Board of Directors approved the prepayment in the amount of US$344 (R$1,871 million) of the concessions grant. With the prepayment, the liability will be remeasured and the outstanding balance is estimated to be US$179 (R$973 million).

12.      Acquisitions and divestitures

a)   Business Combinations

The Company has coking and thermal coal mining and processing operations in Mozambique. Vale Moçambique S.A. (“Vale Moçambique”) is a company controlled by Vale, with a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”) until the acquisition completed on June 22, 2021, as detailed below in (a.i). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), which were a joint venture between Vale and Mitsui. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

(a.i) Acquisition of non-controlling interest in Vale Moçambique

On June 22, 2021 the Company acquired the 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of US$331 (R$1,666 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in the Stockholders’ Equity for the period ended June 30, 2021 as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique and the remaining interest is held by the government of Mozambique.

(a.ii) Business combinations – NLC

Also on June 22, 2021, the acquisition was concluded with the settlement of NLC’s loans with third parties (“Project Finance”) in the amount of US$2,517, satisfying all conditions to acquire the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

In addition, the Company has updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of US$771 (US$798 as at December 31, 2020) on the fair value of the loans receivable from NLC, mainly due to the decrease in the long-term price assumption for both coking and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business, after the revamp of the processing plants. The cash flows were discounted at a rate of 11.6%, and the loss was recognized as “Impairment and disposals of non-current assets” for the period ended June 30, 2021.

The fair values of identifiable assets acquired and liabilities assumed as a result of the NLC’s acquisition were as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	172
Inventory, recoverable tax and other assets	423
Intangible	2,219
Property, plant and equipment	1,363
Assumed liabilities	(158)
Net identifiable assets acquired	4,019
Fair value adjustments (i)	(1,590)
Total identifiable net assets at fair value (ii)	2,429

Pre-existing relationship (Loans receivable from NLC)	859
Loss on pre-existing relationship	(771)
2,517

Cash consideration	2,517
(-) Balances acquired
Cash and cash equivalents	172
Net cash outflow	2,345

(i) Of this amount, US$441 was allocated to property, plant and equipment and US$791 was allocated to intangible and the remaining amount was allocated to other assets.

19

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) The fair value was assessed using the fair value less costs of disposal model, through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy. The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk.

(a.iii) Fair value adjustments

On the announcement of the Investment Agreement with Mitsui, the Company has also informed the market its divestiture intention in the coal segment. Since then, interactions during the current quarter with potential interested parties in acquiring the Company’s coal assets have led management to decide to fully impair those assets, resulting in the recognition of an impairment loss of US$2,304 in the income statement as "Impairment and disposal of non-current assets” for the period ended September 30, 2021. Therefore, in the event of a potential sale, the Company will recognize a gain of approximately US$1,910 related to the accumulated translation adjustments on the disposal.

Additionally, due to the current stage of the sale process, the coal segment does not yet meet the “highly probable” definition under IFRS - 5 Non-Current Assets Held for Sale and Discontinued Operations to quality as held for sale as at September 30, 2021. Therefore, the Company will continue assessing the criteria at each period for financial reporting purposes.

Furthermore, the Company concluded that its Australian subsidiaries (part of the coal segment), which are no longer operational, were considered "abandoned" under IAS 21 - The Effects of Changes in Foreign Exchange Rates and, therefore, the Company recognized a gain related to the accumulated translation adjustments in the amount of US$424, which was reclassified to net income as “Impairment and disposals of non-current assets” for the period ended June 30, 2021.

b)	Other acquisitions and divestitures

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources, a consortium constituted and led by the current management and employees of VNC supported by the Caledonian and French authorities, with Trafigura Pte. Ltd. as a non-controlling shareholder. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of US$500 upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase and sale agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, Vale's obligation to pay to buyers increased by US$55, which combined with other working capital adjustments, resulted in an additional loss of US$98, recorded as “Impairment and disposals of non-current assets”. On March 31, 2021, the Company disbursed US$555 to VNC on the closing of the transaction.

The agreement also established that Vale has an offtake agreement to purchase a certain amount of VNC’s annual nickel production with a cap price over a period of 13 years. Such cap included in contract is an embedded derivative, however, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Upon closing of the transaction, the Company also recognized a gain of US$1,132 arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Manganese ferroalloys operations classified as non-current assets and liabilities held for sale – In September 2021, the Company signed an agreement to sell its assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. and relates to the manganese ferroalloys business, for US$40 (R$218 million). Due to that agreement, those assets and liabilities were classified as "held for sale" and measured at fair value less costs of disposal, resulting in the recognition of an impairment loss of US$18 recognized in the income statement as "Impairment and disposal of non-current assets” for the three-month period ended September 30, 2021. The completion of the transaction is subject to review of the Brazilian Administrative Council for Economic Defense ("CADE") and is expected to occur within the next 12 months. Those assets and liabilities were classified as non-current held for sale as follows:

20

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

September 30, 2021
Assets
Accounts receivable	21
Inventories	11
Recoverable taxes	17
Property, plant and equipment	11
Non-current assets held for sale	60

Liabilities
Suppliers and contractors	8
Provisions	5
Non-current liabilities held for sale	13

21

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.            Investments in associates and joint ventures

a) Investment information

			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
Associates and joint ventures	% ownership	% voting capital	September 30, 2021	December 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	22	20	1	1	4	3	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	71	48	15	2	30	7	-	-	2	17
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	39	43	1	5	1	8	-	-	7	13
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	69	44	16	-	29	10	-	-	6	23
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	139	121	15	-	28	8	-	-	7	-
MRS Logística S.A.	48.16	46.75	438	398	33	12	69	24	-	-	-	-
VLI S.A.	29.60	29.60	428	480	(23)	(1)	(31)	(23)	-	2	-	2
			1,206	1,154	58	19	130	37	-	2	22	55
Base metals
Korea Nickel Corp.	25.00	25.00	17	18	-	(1)	-	-	-	-	-	-
			17	18	-	(1)	-	-	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	382	367	41	5	58	22	5	-	26	24
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	109	117	-	(2)	(3)	(5)	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	316	234	104	(8)	165	(10)	-	-	-	-
Companhia Siderúrgica do Pecém (“CSP”) (ii)	50.00	50.00	-	-	-	-	(42)	(75)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	71	(3)	5	(5)	(7)	-	-	-	-
Others			69	70	(2)	(24)	(26)	(35)	-	-	-	-
			876	859	140	(24)	147	(110)	5	-	26	24
Total			2,099	2,031	198	(6)	277	(73)	5	2	48	79

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii)  CSP is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

(iii) “Equity results and other results in associates and joint ventures” presented in the Income Statement considers, in addition to the equity results in associates and joint ventures shown in the table above, the results of Renova Foundation and Samarco (note 21) and other results with group entities.

22

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Movements during the period

	2021	2020
Balance at January 1	2,031	2,798
Capital contribution to CSP	42	75
Translation adjustment	(82)	(695)
Equity results in income statement	275	(73)
Equity results in statement of comprehensive income	3	(2)
Impairment of Mineração Rio do Norte S.A.	(65)	-
Dividends declared	(132)	(104)
Others	27	37
Balance at September 30	2,099	2,036

The investments by segments are presented in note 4(b).

c) Financial guarantees provided

As at September 30, 2021 and December 31, 2020, the notional value of corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,510 and US$1,557, respectively. The fair value of these financial guarantees is shown in note 17.

14.            Intangible

Movements during the period

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296
Additions	-	121	-	22	-	143
Disposals	-	(4)	-	-	-	(4)
Amortization	-	(187)	-	(23)	-	(210)
Acquisition of NLC (note 12)	-	1,428	-	-	-	1,428
Impairment (i)	-	(1,422)	-	-	-	(1,422)
Translation adjustment	(50)	(242)	-	(2)	(24)	(318)
Balance at September 30, 2021	3,248	5,085	-	73	507	8,913
Cost	3,248	7,486	-	741	507	11,982
Accumulated amortization	-	(2,401)	-	(668)	-	(3,069)
Balance at September 30, 2021	3,248	5,085	-	73	507	8,913

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	119	-	13	-	132
Disposals	-	(5)	-	-	-	(5)
Amortization	-	(135)	(1)	(17)	-	(153)
Translation adjustment	(515)	(1,126)	(10)	(13)	(195)	(1,859)
Balance at September 30, 2020	3,114	2,823	129	59	489	6,614
Cost	3,114	3,718	226	703	489	8,250
Accumulated amortization	-	(895)	(97)	(644)	-	(1,636)
Balance at September 30, 2020	3,114	2,823	129	59	489	6,614

(i) In the current year, the Company recognized an impairment loss related to coal assets incorporated in the acquisition of NLC in the amount of US$1,422 (note 12).

15.            Property, plant and equipment

a) Movements during the period

23

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)	-	-	-	-	-	56	-	3,502	3,558
Disposals	(3)	(26)	(60)	-	(5)	-	-	(44)	(138)
Asset retirement obligation (ii)	-	-	-	(442)	-	-	-	-	(442)
Depreciation, depletion and amortization	(332)	(361)	(495)	(319)	(129)	(130)	(193)	-	(1,959)
Acquisition of NLC (note 12)	235	140	102	-	318	33	2	92	922
Impairment (iii)	(231)	(114)	(85)	-	(313)	(33)	(2)	(233)	(1,011)
Translation adjustment	(263)	(276)	(71)	(64)	(110)	(17)	(63)	(116)	(980)
Transfers	226	370	521	200	84	-	208	(1,609)	-
Transfer to net assets held for sale (note 12)	(3)	(2)	(3)	(2)	-	-	(1)	-	(11)
Balance at September 30, 2021	8,220	7,322	4,842	7,427	2,368	1,472	2,446	6,990	41,087
Cost	15,228	12,074	10,905	16,674	3,747	1,951	5,463	6,990	73,032
Accumulated depreciation	(7,008)	(4,752)	(6,063)	(9,247)	(1,379)	(479)	(3,017)	-	(31,945)
Balance at September 30, 2021	8,220	7,322	4,842	7,427	2,368	1,472	2,446	6,990	41,087

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	10,702	9,604	5,686	8,261	3,241	1,692	3,012	4,378	46,576
Additions (i)	-	-	-	-	-	41	-	2,767	2,808
Disposals	(7)	(37)	(2)	(8)	(5)	-	(4)	(33)	(96)
Asset retirement obligation	-	-	-	370	-	-	-	-	370
Depreciation, depletion and amortization	(333)	(374)	(559)	(365)	(141)	(136)	(215)	-	(2,123)
Impairment	(180)	(260)	(14)	(140)	-	-	(79)	(145)	(818)
Translation adjustment	(2,201)	(2,297)	(846)	(923)	(903)	(106)	(591)	(862)	(8,729)
Transfers	161	391	435	357	107	-	201	(1,652)	-
Balance at September 30, 2020	8,142	7,027	4,700	7,552	2,299	1,491	2,324	4,453	37,988
Cost	14,256	10,759	10,168	16,129	3,489	1,842	5,510	4,453	66,606
Accumulated depreciation	(6,114)	(3,732)	(5,468)	(8,577)	(1,190)	(351)	(3,186)	-	(28,618)
Balance at September 30, 2020	8,142	7,027	4,700	7,552	2,299	1,491	2,324	4,453	37,988

(i) Includes capitalized borrowing costs.

(ii) Refers to changes in discount rates.

(iii) Due to the Company's assessment of the fair value of the coal assets, the assets acquired during the year are provided for impairment in full, resulting in a loss of US$23 and US$111 for the three and nine-month periods ended September 30, 2021 (US$32 and US$103 for the three and nine-month periods ended September 30, 2020). In the current year, the Company also recognized an impairment loss related to NLC assets in the amount of US$882 (note 12).

b) Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Impairment (ii)	Depreciation	Translation adjustment	September 30, 2021
Ports	718	-	-	(34)	(5)	679
Vessels	534	-	-	(31)	-	503
Pellets plants	131	37	-	(27)	(6)	135
Properties	112	3	-	(23)	(6)	86
Energy plants	56	-	-	(5)	-	51
Mining equipment and locomotives (i)	12	49	(33)	(10)	-	18
Total	1,563	89	(33)	(130)	(17)	1,472

(i) "Additions and contract modifications" includes the effects arising from the acquisition of NLC in the amount of US$33.

(ii) Impairment loss related to the NLC assets (note 12).

Lease liabilities are presented in note 19.

16.            Financial and capital risk management

a) Effects of derivatives on the balance sheet

24

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Assets
	September 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
IPCA swap	40	-	7	38
Eurobonds swap	-	-	-	3
Pre-dollar swap and forward (NDF)	23	11	-	9
Libor swap	-	5	-	-
	63	16	7	50
Commodities price risk
Base metals products	32	7	30	-
Gasoil, Brent and freight	50	-	97	-
	82	7	127	-

Others	-	12	-	16
	-	12	-	16
Total	145	35	134	66

	Liabilities
	September 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	171	477	111	525
IPCA swap	2	116	72	100
Eurobonds swap	-	-	4	-
Pre-dollar swap and forward (NDF)	60	37	63	58
Libor swap	2	-	1	6
	235	630	251	689
Commodities price risk
Base metals products	29	-	46	-
Gasoil, Brent and freight	-	-	13	-
Thermal and coking coal	65	-	-	-
	94	-	59	-

Others	5	-	18	-
Total	334	630	328	689

a.i) Net exposure

	September 30, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(648)	(636)
IPCA swap	(78)	(127)
Eurobonds swap	-	(1)
Pre-dollar swap and forward (NDF)	(63)	(112)
Libor swap (i)	3	(7)
	(786)	(883)
Commodities price risk
Base metals products	10	(16)
Gasoil, Brent and freight	50	84
Thermal and coking coal	(65)	-
	(5)	68

Others	7	(2)
	7	(2)
Total	(784)	(817)

(i) In July 2017, the U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (‘‘LIBOR’’), announced the effective discontinuation of LIBOR. After June 30, 2023, the FCA will no longer require panel banks to submit quotes for any U.S. dollar LIBOR settings. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

25

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.ii)            Effects of derivatives on the income statement and cash flows

	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(194)	(54)	(142)	(919)
IPCA swap	(42)	(56)	27	(312)
Eurobonds swap	-	26	(28)	(1)
Pre-dollar swap and forward (NDF)	(238)	(56)	(32)	(229)
Libor swap	2	(5)	9	(11)
	(472)	(145)	(166)	(1,472)
Commodities price risk
Base metals products	-	-	(2)	-
Gasoil, Brent and freight	12	36	120	(213)
	12	36	118	(213)
Others	2	(78)	7	28
	2	(78)	7	28
Total	(458)	(187)	(41)	(1,657)

	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(10)	(63)	(109)	(114)
IPCA swap	-	-	(18)	-
Eurobonds swap	-	-	(29)	(6)
Pre-dollar swap and forward (NDF)	3	(33)	(74)	(46)
Libor swap	-	-	(1)	-
	(7)	(96)	(231)	(166)
Commodities price risk
Base metals products	(16)	-	(24)	-
Gasoil, Brent and freight	62	(35)	154	(166)
Thermal and coking coal	(17)	-	(17)	-
	29	(35)	113	(166)
Others	-	1	1	361
	-	1	1	361
Total	22	(130)	(117)	29

a.iii) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net investments hedge	(127)	(81)	(85)	(720)
Thermal and coking coal cash flow hedge	(12)	-	(17)	-
Cash flow hedge (Nickel and Palladium)	22	(56)	1	(41)

Net investment hedge:

In March 2021, the Company redeemed all its euro bonds (note 19). As a result, the amount of debt designated as a hedge instrument for this investment is US$2,258 as at September 30,2021.

Cash flow hedge (Coking Coal):

To reduce the volatility of its cash flow as a result of fluctuations in coking coal prices, in July 2021, the Company implemented a Coking Coal Revenue Hedge Program. Under this program, hedge transactions were executed through forward contracts to protect a portion of the projected sales of this product at fluctuating prices that is highly probable to occur. Hedge accounting treatment is being given to the program. The contracts are traded over-the-counter and the cash settlement in/out results are offset by the protected items' loss/gain results due to coking coal price variations.

26

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Coking Coal Revenue Hedging Program	69,000	-	S	303	(2)	-	(1)	1	(2)

Cash flow hedge (Thermal Coal):

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Thermal Coal Revenue Hedging Program
New Castle Forward	300,000	-	S	108	(32)	-	(20)	6	(32)
API4 Forward	195,000	-	B	105	(19)	-	(7)	3	(19)
Total					(51)	-	(27)	9	(51)

Cash Flow Hedge (Nickel):

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Nickel Revenue Hedging Program (i)
Call options	15,330	58,620	S	17,505	(14)	(46)	(31)	5	(14)
Put options	15,330	58,620	B	15,000	-	28	-	-	-
Total					(14)	(18)	(31)	5	(14)

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,505/t for the program’s sales volume.

Cash flow hedge (Palladium):

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Palladium Revenue Hedging Program
Call Options	55,795	7,200	S	3,414	(1)	(1)	-	-	(1)
Put Options	55,795	7,200	B	2,412	34	-	1	4	34
Total					33	(1)	1	4	33

27

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021		December 31, 2020		Index	Average rate	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021	2022	2023+
CDI vs. US$ fixed rate swap							(499)	(473)	(44)	42	(22)	(106)	(372)
Receivable	R$	8,545	R$	9,445	CDI	100.44%
Payable	US$	2,003	US$	2,213	Fix	2.57%

TJLP vs. US$ fixed rate swap							(148)	(163)	(38)	8	(15)	(46)	(87)
Receivable	R$	1,331	R$	1,651	TJLP +	1.11%
Payable	US$	360	US$	460	Fix	3.14%

R$ fixed rate vs. US$ fixed rate swap							(65)	(111)	(82)	24	(3)	(53)	(10)
Receivable	R$	6,132	R$	2,512	Fix	3.72%
Payable	US$	1,162	US$	621	Fix	-1.59%

IPCA vs. US$ fixed rate swap							(119)	(173)	(61)	9	(1)	(4)	(114)
Receivable	R$	1,563	R$	2,363	IPCA +	4.54%
Payable	US$	387	US$	622	Fix	3.88%

IPCA vs. CDI swap							40	45	7	-	-	40	-
Receivable	R$	744	R$	694	IPCA +	6.63%
Payable	R$	1,350	R$	550	CDI	9.88%

EUR fixed rate vs. US$ fixed rate swap							-	(1)	(29)	-	-	-	-
Receivable	-		EUR	500	Fix	0.00%
Payable	-		US$	613	Fix	0.00%

Forward	R$	6,449	R$	916	B	4.34	2	(1)	17	21	1	17	(15)

c) Protection program for Libor floating interest rate US$ denominated debt

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021		December 31, 2020		Index	Average rate	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021	2022	2023+
Libor vs. US$ fixed rate swap							3	(7)	(1)	2	-	(1)	4
Receivable	US$	950	US$	950	Libor	0.13%
Payable	US$	950	US$	950	Fix	0.48%

d) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021+
Brent crude oil (bbl)
Call options	1,209,405	13,746,945	B	55	28	92	145	3	28
Put options	1,209,405	13,746,945	S	30	-	(12)	-	-	-

Forward Freight Agreement (days)
Freight forwards (days)	195	1,625	B	13,288	7	4	24	1	7

28

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.10	12	18	-	2	12

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.47	(1)	(19)	-	1	(1)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(4)	-	(2)	2	(4)

Hedge program for finished products
Nickel forwards	634	-	S	19,139	1	-	-	1	1

Fixed prices sales protection
Nickel forwards	360	-	B	16,277	1	-	2	-	1

Embedded in raw material purchase contract (ton)
Nickel forwards	573	1,979	S	19,271	-	2	-	-	-
Copper forwards	450	976	S	9,361	-	-	-	-	-

f) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at September 30, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

29

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(499)	(1,016)	(1,532)
	US$ interest rate inside Brazil decrease	(499)	(525)	(551)
	Brazilian interest rate increase	(499)	(538)	(578)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(148)	(243)	(338)
	US$ interest rate inside Brazil decrease	(148)	(151)	(153)
	Brazilian interest rate increase	(148)	(159)	(169)
	TJLP interest rate decrease	(148)	(154)	(161)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(65)	(350)	(634)
	US$ interest rate inside Brazil decrease	(65)	(71)	(77)
	Brazilian interest rate increase	(65)	(107)	(146)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(119)	(223)	(328)
	US$ interest rate inside Brazil decrease	(119)	(124)	(129)
	Brazilian interest rate increase	(119)	(138)	(156)
	IPCA index decrease	(119)	(130)	(141)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	40	38	35
	IPCA index decrease	40	39	37
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(39)	(37)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	3	(2)	(8)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	2	8

NDF BRL/USD	R$ depreciation	2	(262)	(527)
	US$ interest rate inside Brazil decrease	2	(1)	(5)
	Brazilian interest rate increase	2	(25)	(51)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

30

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	28	14	11
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	(14)	(11)

Forward Freight Agreement
Forwards	Freight price decrease	7	5	2
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(5)	(2)

Nickel sales fixed price protection
Forwards	Nickel price decrease	1	(1)	(3)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	1	3

Hedge program for products acquisition for resale
Forwards	Nickel price increase	1	-	(1)
Protected item: Part of revenues from products resale	Nickel price increase	n.a.	-	1

Nickel Revenue Hedging Program
Options	Nickel price increase	(14)	(77)	(146)
Protected item: Part of nickel future revenues	Nickel price increase	n.a.	77	146

Palladium Revenue Hedging Program
Options	Palladium price increase	33	13	(2)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	(13)	2

Thermal Coal Revenue Hedging Program
Forwards	Thermal coal price increase	(51)	(77)	(103)
Protected item: Part of thermal coal future revenues	Thermal coal price increase	n.a.	77	103

Coking Coal Revenue Hedging Program
Forwards	Coking coal price increase	(2)	(8)	(14)
Protected item: Part of coking coal future revenues	Coking coal price increase	n.a.	8	14

Option - SPCs	SPCs stock value decrease	12	5	2

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	-	(3)	(6)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(1)	(2)
Embedded derivatives - Gas purchase	Pellet price increase	(4)	(8)	(11)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(1)	(43)	(280)

g) Financial counterparties’ credit risk ratings

The table below presents the credit risk ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

31

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Consolidated
	September 30, 2021		December 31, 2020
	Cash and cash equivalents and short-term investment	Derivatives	Cash and cash equivalents and short-term investment	Derivatives
Aa1	101	-	2,210	36
Aa2	207	21	363	15
Aa3	251	33	1,681	41
A1	1,029	6	2,812	21
A2	3,945	40	4	20
A3	1,259	32	5	36
Baa1	-	-	4	-
Baa2	12	-	1	-
Ba1	-	3	2,986	-
Ba2	3,037	6	4,189	6
Ba3	1,524	-	-	-
Others	13	39	3	25
	11,378	180	14,258	200

17.          Financial assets and liabilities

a) Financial instruments classification

	September 30, 2021				December 31, 2020
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 19)	10,857	-	-	10,857	13,487	-	-	13,487
Short-term investments (note 19)	-	-	521	521	-	-	771	771
Derivative financial instruments (note 16)	-	-	145	145	-	-	134	134
Accounts receivable (note 9)	1,183	-	(310)	873	1,514	-	3,479	4,993
Investments in equity securities	-	1,221	-	1,221	-	-	-	-
Related parties (note 26)	-	-	-	-	195	-	-	195
	12,040	1,221	356	13,617	15,196	-	4,384	19,580
Non-current
Judicial deposits (note 23)	1,221	-	-	1,221	1,268	-	-	1,268
Restricted cash	121	-	-	121	38	-	-	38
Derivative financial instruments (note 16)	-	-	35	35	-	-	66	66
Investments in equity securities	-	6	-	6	-	757	-	757
Related parties (note 26)	-	-	-	-	923	-	-	923
	1,342	6	35	1,383	2,229	757	66	3,052
Total of financial assets	13,382	1,227	391	15,000	17,425	757	4,450	22,632

Financial liabilities
Current
Suppliers and contractors	4,096	-	-	4,096	3,367	-	-	3,367
Derivative financial instruments (note 16)	-	-	334	334	-	-	328	328
Loans, borrowings and leases (note 19)	1,345	-	-	1,345	1,136	-	-	1,136
Dividends payable	35	-	-	35	1,220	-	-	1,220
Liabilities related to the concession grant (note 14)	392	-	-	392	209	-	-	209
Related parties (note 26)	132	-	-	132	725	-	-	725
Other financial liabilities (note 11)	699	-	-	699	644			644
	6,699	-	334	7,033	7,301	-	328	7,629
Non-current
Derivative financial instruments (note 16)	-	-	630	630	-	-	689	689
Loans, borrowings and leases (note 19)	12,240	-	-	12,240	13,891	-	-	13,891
Related parties (note 26)	-	-	-	-	895	-	-	895
Participative stockholders' debentures (note 18)	-	-	4,128	4,128	-	-	3,413	3,413
Liabilities related to the concession grant (note 14)	1,657	-	-	1,657	2,103	-	-	2,103
Financial guarantees (note 13)	-	-	538	538	-	-	877	877
	13,897	-	5,296	19,193	16,889	-	4,979	21,868
Total of financial liabilities	20,596	-	5,630	26,226	24,190	-	5,307	29,497

32

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

	September 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	521	-	-	521	771	-	-	771
Derivative financial instruments	-	168	12	180	-	182	18	200
Accounts receivable	-	(310)	-	(310)	-	3,479	-	3,479
Investments in equity securities	1,227	-	-	1,227	757	-	-	757
Total	1,748	(142)	12	1,618	1,528	3,661	18	5,207

Financial liabilities
Derivative financial instruments	-	963	1	964	-	998	19	1,017
Participative stockholders' debentures	-	4,128	-	4,128	-	3,413	-	3,413
Financial guarantees	-	538	-	538	-	877	-	877
Total	-	5,629	1	5,630	-	5,288	19	5,307

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the nine-month period ended September 30, 2021.

b.i) Changes in Level 3 assets and liabilities during the period

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	18	19
Gain and losses recognized in income statement	(6)	(17)
Translation adjustments	-	(1)
Balance at September 30, 2021	12	1

33

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Fair value of loans and financing

	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,448	9,343	7,448	10,025
Eurobonds	-	-	920	985
Debentures	399	408	496	496
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	394	396	860	857
R$, with fixed interest	18	18	34	35
Basket of currencies and bonds in US$ indexed to LIBOR	22	54	56	56
Debt contracts in the international market in:
US$, with variable and fixed interest	3,335	3,290	3,225	3,278
Other currencies, with variable interest	89	11	-	-
Other currencies, with fixed interest	108	119	120	134
Total	11,813	13,639	13,159	15,866

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

18.	Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On October 1, 2021 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$236 (R$1,244 million) for the first semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020 to R$57.78 per debenture for the period ended September 30, 2021 (R$36.76 for the period ended September 30, 2020), resulting in an expense of US$1,109 (R$5,886 million) recorded in the income statement for the nine-month period ended September 30, 2021 (US$833 (R$4,341 million) for the nine-month period ended September 30, 2020), respectively. As at September 30, 2021 the liability was US$4,128 (R$22,452 million) (US$3,413 (R$17,737 million) as at December 2020).

The average price decreased from R$60.34 per debenture for the period ended June 30, 2021 to R$57.78 per debenture for the period ended September 30, 2021 (R$29.04 for the period ended June 30, 2020), resulting in a gain of US$152 (R$825 million) recorded in the income statement for the three-month period ended September 30, 2021 (US$553 (R$3,002 million) for the three-month period ended September 30, 2020).

19.	Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)	Net debt

	September 30, 2021	December 31, 2020
Debt contracts (d.i)	11,951	13,360
Leases (d.ii)	1,634	1,667
Total of loans, borrowings and leases	13,585	15,027

(-) Cash and cash equivalents	10,857	13,487
(-) Short-term investments	521	771
Net debt	2,207	769

34

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)	Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$5,061 (US$2,849 as at December 31, 2020) denominated in R$, indexed to the CDI, US$5,523 (US$10,195 as at December 31, 2020) denominated in US$ and US$273 (US$443 as at December 31, 2020) denominated in other currencies as at September 30, 2021.

c)	Short-term investments

At September 30, 2021, the balance of US$521 (US$771 as at December 31, 2020) is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Brazilian Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)	Loans, borrowings and leases

d.i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Quoted in the secondary market:
US$, Bonds	6.02%	-	-	7,448	7,448
Eurobonds		-	-	-	920
R$, Debentures (ii)	10.48%	184	107	215	389
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.17%	117	320	277	540
R$, with fixed interest	2.74%	16	20	2	14
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	22	45	-	11
Debt contracts in the international market in:
US$, with variable and fixed interest	2.23%	625	182	2,710	3,044
Other currencies, with variable interest	4.09%	79	-	10	-
Other currencies, with fixed interest	3.36%	12	12	96	107
Debts contracts		1,055	686	10,758	12,473
Accrued charges		138	201	-	-
		1,193	887	10,758	12,473

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at September 30, 2021.

(ii) The Company entered into derivative transactions to mitigate the exposure to the cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2,93% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2021	57	128
2022	1,076	587
2023	440	551
2024	2,006	534
Between 2025 and 2029	2,117	1,005
2030 onwards	6,117	3,639
Total	11,813	6,444

(i) Based on interest rate curves and foreign exchange rates applicable as at September 30, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Credit and financing lines

The Company has two revolving credit facilities to assist the short-term liquidity management and to enable more efficiency in cash management in the available amount of US$5,000, of which US$2,000 will mature in 2022 and US$3,000 in 2024. As at September 30, 2021, these lines are undrawn.

35

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Funding and payments

In January 2021, the Company contracted the credit line US$300 with The New Development Bank maturing at 2035 and indexed to Libor + 2,49% per year.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of US$884 (EUR750 million) and for it paid a premium of US$63, which was recorded as “Expenses with cash tender offer redemption” under the financial results for nine-month period ended September 30,2021. The remaining amount paid were made in connection with the schedule of disbursements in accordance with the terms of the contracted debts.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4(a)) and interest coverage. The Company has not identified any instances of noncompliance as at September 30, 2021.

Reconciliation of debt to cash flows

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	9,046	959	3,355	13,360
Additions	-	-	300	300
Payments (i)	(922)	(317)	(284)	(1,523)
Interest paid (ii)	(395)	(103)	(101)	(599)
Effect on cash flow	(1,317)	(420)	(85)	(1,822)

Effect of exchange rate	(82)	(188)	192	(78)
Interest accretion	324	84	83	491
Non-cash changes	242	(104)	275	413

September 30, 2021	7,971	435	3,545	11,951

(i) Includes expenses with the redemption in the amount of US$63.

(ii) Classified as cash flows arising from operating activities.

d.ii) Lease liabilities

	December 31, 2020	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	September 30, 2021
Ports	743	-	(62)	21	(9)	693
Vessels	533	-	(48)	16	-	501
Pellets plants	137	37	(8)	5	(7)	164
Properties	142	3	(27)	3	(10)	111
Energy plants	62	-	(5)	4	-	61
Mining equipment and locomotives (iii)	50	69	(12)	2	(5)	104
Total	1,667	109	(162)	51	(31)	1,634

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and nine-month periods ended September 30, 2021 was US$166 and US$277 (US$10 and US$48 for the three and nine-month periods ended September 30, 2020), respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

(iii) "Additions and contract modifications" includes the effect of US$53 due to the NLC acquisition (note 12).

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	17	61	60	59	799	996
Vessels	16	64	62	60	404	606
Pellets plants	35	37	12	12	107	203
Properties	16	26	22	20	38	122
Energy plants	2	7	6	6	60	81
Mining equipment and locomotives	6	21	17	15	80	139
Total	92	216	179	172	1,488	2,147

The table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

36

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Guarantees

As at September 30, 2021 and December 31, 2020, loans and borrowings are secured by property, plant and equipment in the amount of US$83 and US$176, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

20.	Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities, including 8 victims still missing, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company has recognized provisions to meet its assumed obligations, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society. The Company also recognized a provision for de-characterization of the dams. Below are the changes in during the current period:

	December 31, 2020	Operating expense	Monetary and present value adjustments	Disbursements (ii)	Translation adjustment	September 30, 2021
Global Settlement for Brumadinho	3,989	-	246	(94)	(189)	3,952
Provision for individual indemnification and other commitments	586	-	(9)	(150)	(23)	404
Liabilities related to Brumadinho	4,575	-	237	(244)	(212)	4,356

De-characterization of dams	2,289	-	(81)	(254)	(97)	1,857
Incurred expenses (i)	-	461	-	(461)	-	-
	6,864	461	156	(959)	(309)	6,213

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For the three and nine-month periods ended September 30, of 2021, the Company incurred expenses in the amount of US$161 and US$461, respectively (US$114 and US$382 for the three and nine-month periods ended September 30, 2020).

(ii) Disbursement is presented net of the judicial deposits utilization.

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved and the parameters for the reparation and compensation of said damages were established. As a result, the Company recorded an additional provision as at December 31, 2020.

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. During the current year, the discount rate applied on the provisions for the Global Settlement, individual indemnification and other commitments, has increased from 2.0% at December 31, 2020 to 4.6% at September 30, 2021. Additionally, the provisions were updated by the consumer price index (IPCA), as required by the Global Agreement, resulting in an impact of US$329 (R$1,737 million), recorded in income statement for the three-month period ended September 30, 2021.

37

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Based on the present value of the projected cash outflows, the provision related to Global Settlement is detailed as follows:

	September 30, 2021	December 31, 2020
Cash settlement obligation, net of judicial deposits	2,327	2,343
Provision for socio-economic reparation and others	859	860
Provision for social and environmental reparation	766	786
	3,952	3,989

	September 30, 2021	December 31, 2020
Current liabilities	2,101	1,561
Non-current liabilities	1,851	2,428
Liabilities	3,952	3,989

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, US$809 (R$4,400 million) relates to the income transfer program that will be fully paid in 2021. The remaining amount of US$1,518 (R$8,256 million) is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba basin. The socioeconomic reparation actions aim to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at September 30, 2021, the provision recorded is US$127 (US$179 as at December 31, 2020).

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at September 30, 2021, the provision recorded is US$224 (US$267 as at December 31, 2020).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$46 (R$250 million). The Company signed an agreement with IBAMA, of which US$27 (R$150 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and US$18 (R$100 million) will be used in basic sanitation programs in the state of Minas Gerais.

38

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12.334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to decharacterize the structures built using the upstream method by 2022, or by a later date if it is proven that the decharacterization is not technically feasible by 2022.

The Company’s projects of de-characterization of dams are projected to last 8 years on average and were discounted at the present value using an observable rate, which increased from 3.5% at December 31, 2020 to 5.0% at September 30, 2021. The Company has a total provision to comply with these assumed obligations in the amount of US$1,857 at September 30, 2021 (US$2,289 as at December 31, 2020).

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$63 and US$256 for the three and nine-months periods ended September 30, 2021 (US$111 and US$378 for the three and nine-months periods ended September 30, 2020), respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

d) Contingencies and other legal matters

(d.i) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of US$4.9 billion (R$26.7 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees of US$1.4 billion (R$7.9 billion) based on a judicial decision. The Company believes that the likelihood of loss is remote.

In January 2021, the Comptroller General of the State of Minas Gerais (“CGE”) notified Vale to present it defense against the Administrative Liability Proceeding (“PAR”) initiated based on the same article. Vale presented its defense in March 2021, and filed a writ of mandamus in the face of the establishment of this PAR, which had the injunction granted to suspend the proceeding of the PAR.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.ii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego do Feijão mine and the adequacy of the related programs and procedures.

39

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started, and the fact Discovery was expected to be concluded by June 2021. However, due to the pandemic, the fact Discovery term has been extended to be concluded by March 2022, the fact Discovery is currently ongoing. In parallel, in February 2021 the Plaintiff filed a motion for class certification, which we opposed in April, 2021. In June, 2021 a Reply was filed by the Plaintiff and rebuttal expert reports were filed by the parties. A decision by the Court on the motion for class certification is expected to be issued in the upcoming weeks.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(d.iii) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 351 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately US$330 (R$1,800 million). However, the Company disagrees with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding.

(d.iv) Investigation by the Securities and Exchange Commission (“SEC”) and CVM

Vale has been notified that the SEC staff has made a preliminary determination to recommend that the SEC commence proceedings against Vale alleging violations of U.S. securities laws related to Vale’s disclosures about its dam safety management and the dam at Brumadinho. If the SEC authorizes an action against Vale, the SEC could seek an injunction against future violations of U.S. federal securities laws, the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court.  The CVM is also conducting investigations relating to Vale’s disclosure of relevant information to shareholders, investors and the markets in general, especially regarding the conditions and management of Vale’s dams. At the time, it is not yet possible to estimate the value or a range of potential loss to the Company.

(d.v) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020, however, on October 19, 2021, the Superior Court of Justice annulled this decision and determined that it should be judged by the Federal Court. Vale intends to vigorously defend itself against the criminal claims, and the Company cannot estimate when a decision on this criminal proceeding will be issued.

(d.vi) Labor Collective Civil Action

In 2021, public civil actions were filed by a labor union in the Labor Court of Betim in the Brazilian State of Minas Gerais, claiming the indemnification payment for death damage to each direct and outsourced employee who has died due to the Dam I rupture. They are claiming to represent 246 workers and have requested indemnification payments ranging between US$276 thousand (R$1.5 million) and US$552 thousand (R$3 million) to each fatal victim. There has been an initial decision condemning Vale to pay US$184 thousand (R$1 million) per each direct employees (131 fatal victims). Vale is defending itself against these actions and believes that, despite the lack of provision in the Brazilian legal framework, the likelihood of loss is deemed possible.

40

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

(e.ii) Financial guarantees

In April 2021, the financial guarantees related to the Brumadinho event were released, due the Global Settlement. As at December 31, 2020, the Company had financial guarantees in the amount of US$1,124 (R$5,843 million).

21.            Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’). Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

On April 9, 2021, Samarco announced the request for Judicial Reorganization (“RJ”) was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

The RJ does not affect Samarco's obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the TTAC. Thus, the liability recorded by Vale on September 30, 2021 does not consider Samarco's potential cash flows generation. Therefore, the RJ did not have any additional impact on these interim financial statements.

Therefore, the provision related to Renova is US$2,061 (R$11,212 million) as at September 30, 2021 (US$1,853 (R$9,634 million) as at December 31, 2020). In addition, the Company has a provision of US$204 (R$1,110 million) (US$221 (R$1,148 million) as at December 31, 2020) for the de-characterization of the Germano dam.

41

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Movements during the period

	2021	2020
Balance at January 1,	2,074	1,700
Provision	560	566
Disbursements	(131)	(306)
Present value valuation	(101)	34
Translation adjustment	(137)	(509)
Balance at September 30,	2,265	1,485

	September 30, 2021	December 31, 2020
Current liabilities	1,551	876
Non-current liabilities	714	1,198
Liabilities	2,265	2,074

Renova Foundation

During the second quarter of 2021, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs mainly due recent judicial decisions increasing the scope of some TTAC programs. The periodic review, resulted in an additional provision of US$560 (R$2,820 million), recorded in the nine-month period ended September 30, 2021, which corresponds to its portion of the responsibility to support the Renova Foundation. There was no additional provision for the three-month period ended September 30, 2021.

Samarco’s working capital

In addition to the provision, Vale S.A. made available US$21 (R$113 million) during the first quarter of 2021 (2020: US$56), which was fully used to fund Samarco’s working capital. This expense was recognized as “Equity results and other results in associates and joint ventures”. No additional amount was made available during the nine-month period ended September 30, 2021 (2020: US$119 (R$594 million)). Vale S.A. may provide an additional short-term credit facility up to US$64 (R$348 million) in 2021.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Framework Agreement (“TAC-Gov”) considers the renegotiation of the Renova Foundation's reparation programs depending on the results of the studies carried out by the experts. The negotiations started in April 2021 and a letter of principles was signed in June 2021 by Vale, BHP and Samarco with the representatives of the government and various justice institutions. Negotiations, with mediation by the National Council of Justice, are ongoing.

There has been issued judicial decisions in relation to the “Eixo Prioritário 7”, which aims individual indemnification, including new categories in the scope of the compensation, other municipalities that are not part of the TTAC and the increase of the compensation system related to the municipality of Mariana, which already has its specific conditions set for individual indemnification. Therefore, considering that those decisions are still being disputed and depending on the definitive decisions of these proceedings, the provision recorded by the Company may increase in future reporting periods.

On January 31, 2020, “Eixo Prioritário 10” was created to address the different understanding of parties regarding the scope, deadlines and purpose of the experts hired to assist the affected people, which is a requirement of the TacGov. On October 4, 2021 (subsequent event), a decision was issued determining adjustments to the work plans presented by the experts. Additionally, considering that some groups of affected people have filed a request to dismiss the hiring of these experts, a hearing was scheduled, and it did not yet happen. The Company is assessing the aspects related to this decision, which is not yet definitive and is subject to appeal. Therefore, depending on the judicial developments of this proceeding, the provision recorded by the Company may increase in future reporting periods.

42

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. In March 2021 the Second Circuit denied the plaintiff’s appeal. This decision became res judicata in June 2021, since no further appeal has been filed by the Plaintiff. Thus, the case is closed and should be filed by the Court.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In June 2021, the Company filed an appeal with the Superior Court of Justice against the decision of the Federal Regional Court of the 1st Region that did not decided in favor of Vale. In July 2021, the Federal Prosecutor filed an appeal with the Federal Regional Court of the 1st Region, against the judge's decision that rejected the resumption of the procedural instruction, requesting the review of the decision. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. For the nine-month period ended September 30, 2021, the Company received payments in the amount of US$33, and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

22.            Provisions

	Current liabilities		Non-current liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Payroll, related charges and other remunerations	730	877	-	-
Onerous contracts	37	58	845	838
Environmental obligations	72	102	175	200
Asset retirement obligations (i)	82	99	3,589	4,121
Provision related to VNC sale (note 12)	-	500	-	-
Provision related to the Candonga Consortium (ii)	72	39	-	-
Provisions for litigation (note 23)	80	87	1,024	1,004
Employee postretirement obligations (note 24)	103	103	1,641	2,271
Provisions	1,176	1,865	7,274	8,434

(i) As at September 30, 2021, the Company has issued letters of credit and surety bonds to guarantee an amount of US$608 of its asset retirement obligation related to the Base Metals operations.

(ii) As at December 31, 2020, the provision related to the Candonga Consortium was presented in the balance sheet under “Others” in the current liabilities.

Provision related to the Candonga Consortium - On October 6, 2021 (subsequent event), the Superior Court of Justice issued a judicial decision to suspend the effects of a decision of the Federal Regional Court which assured the maintenance of the Risoleta Neves hydroelectric plant in the Energy Reallocation Mechanism (“MRE”). Thereby, the financial compensation within the MRE for its temporary incapacity of generating electric energy shall not apply to the Candonga Consortium, which is a joint operation between Vale and Aliança Geração de Energia. The plant has been halted since November 2015, due to the dam failure of Fundão, and the carrying value of the consortium assets are fully impaired. Therefore, the Company would be requested by the National Electric Energy Agency (“ANEEL”) and the Chamber of Electric Energy Commercialization (“CCEE”) to pay approximately US$72 (R$392 million), for which the Company has a provision as at September 30, 2021.

43

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

23.            Litigations

a) Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations. The main litigations refer to:

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at September 30, 2021 is US$409 (US$423 as at December 31,2020). This proceeding is guaranteed by a judicial deposit in the amount of US$471 recorded at September 30, 2021 (US$487 as at December 31,2020).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	-	5	61	1	67
Payments	(5)	(20)	(41)	(4)	(70)
Indexation and interest	5	22	28	-	55
Translation adjustment	(22)	(11)	(15)	-	(48)
Acquisition of NLC (note 12)	-	1	8	-	9
Balance at September 30, 2021	463	257	376	8	1,104
Current liabilities	7	15	57	1	80
Non-current liabilities	456	242	319	7	1,024
	463	257	376	8	1,104

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	18	41	13	2	74
Payments	(15)	(13)	(46)	-	(74)
Indexation and interest	16	20	17	1	54
Translation adjustment	(178)	(89)	(129)	(4)	(400)
Balance at September 30, 2020	537	259	310	10	1,116
Current liabilities	7	14	61	-	82
Non-current liabilities	530	245	249	10	1,034
	537	259	310	10	1,116

b) Contingent liabilities

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is not considered remote are presented by nature as follows:

	September 30, 2021	December 31, 2020
Tax litigations	7,978	6,911
Civil litigations	1,652	1,348
Labor litigations	523	563
Environmental litigations	940	907
Total	11,093	9,729

The contingent liabilities related to the Brumadinho event and Samarco are not presented above. The information is presented in notes 20 and 21.

As reported in the annual financial statements for 2020, the Company is a counterparty in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Assessments regarding the disallowance of JCP:

In 2021, Vale received tax assessment for collection of corporate income taxes (IRPJ and CSLL) and penalties regarding the disallowance of the JCP deducted from the 2017 and 2018 taxable income, in the amount of US$ 979 (R$5,323 million). There was also a reduction in tax losses, with the corresponding tax impact of US$128 (R$698 million). The Company had filed administrative appeals and the decision is pending. As of September 30,2021, the likelihood of loss is possible for both tax assessments.

44

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.ii) Proceeding related to income tax paid abroad:

In March 2021, Vale was assessed for the collection of US$399 (R$2,171 million) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending. As at September 30, 2021, the likelihood of loss is possible.

c) Judicial deposits

	September 30, 2021	December 31, 2020
Tax litigations	974	988
Civil litigations	76	85
Labor litigations	148	177
Environmental litigations	23	18
Total	1,221	1,268

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.2 billion (R$12.1 billion) in guarantees for its lawsuits.

e) ICMS included in PIS and COFINS computation tax base

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings filed before March 2017. In one of the proceedings includes refers to the taxable events from March 2012 onwards and has a definitive favorable decision (res judicata). This proceeding gave rise to the recognition of a gain in the amount of US$63 (R$313 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the thesis that the collected ICMS was supposed to be excluded from the contribution basis. With the definition of the subject by Federal Supreme Court in the leading case (RE 574.706), which is binding to all taxpayers, and has determined that the ICMS to be excluded shall be the amount stated in the invoices, the Company recognized an additional gain of US$29 (R$146 million) for the three-month period ended June 30, 2021.

The other proceeding, which covers the taxable events occurred between December 2001 and February 2012, resulted in a gain of US$162 (R$808 million) for the three-month period ended June 30, 2021, due to the favorable decision to the Company, in accordance with the recent decision of the Federal Supreme Court about the referred leading case.

24.            Employee benefits

a) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three years-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units

For PSU program, the eligible executives may receive during a three year-vesting cycle an award equivalent to the market value of a determined number of common shares and depending on the Vale’s performance factor, which is measured based on indicators of the total return to the shareholders (“TSR”) and Environmental, Social, and Governance (“ESG”). It is comprised by 80% of TSR metrics and 20% of ESG indicators.

45

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

At the Annual and Extraordinary Shareholders' Meeting ("AGOE") held on April 30, 2021, the Company's shareholders approved changes in the PSU program to be implemented as from the 2021 grant, consisting of (i) a change in the payment of the program award, which will be paid with common shares of the Company, and (ii) additional payment at the end of each cycle based on the remuneration that will be paid by Vale to its stockholders during the cycle.

b) Modification altering manner of settlement

Both programs were classified as “cash-settled” due to the PSU requirements and the Company’s settlement practice for the Matching program and, therefore, presented as a liability. However, the decision taken at the AGOE (“modification date”) demonstrates the Company's declared intention to change the form of liquidation of the programs. As a result, those programs were modified to become “equity-settled” and were remeasured at the modification-date fair value.

Fair value at modification date

The fair value of the Matching program was estimated using the Company’s stock price and ADR at the modification date, which was R$109.02 and US$20.12 per share, respectively. The number of shares granted for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program will be expensed on a straight-line basis over the three-year required service period, net of estimated forfeitures.

For the PSU, the program was measured using Monte Carlo simulations to estimate the TSR indicator and ESG indicators. The assumptions used in the Monte Carlo simulation to estimate the fair value of the TSR indicator are shown below:

PSU	2021
Granted shares	1,474,723
Date shares were granted	04/30/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00%p.y.
Expected dividend yield (i)	3.18%p.y.
Expected term (in years)	3
Expected value of the total shareholder return (TSR)	51.20%
Expected value of the performance factor (Total)	60.96%

(i) Source: Bloomberg April 30, 2021

Reclassification from cash-settled to equity-settled

Matching	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense (i)	September 30, 2021
Liability	33	5	(38)	-	-	-
Stockholders' equity	-	-	38	38	12	50
Net income	-	(5)	-	(5)	(12)	(17)

PSU	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense (i)	September 30, 2021
Liability	3	(1)	(2)	-	-	-
Stockholders' equity	-	-	2	2	3	5
Net income	-	1	-	1	(3)	(2)

(i) The Company has incurred in expenses in the amount of US$7 and US$2 with Matching and PAV programs, respectively, for the three-month periods ended September 30, 2021.

46

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	September 30, 2021				December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Total	Overfunded pension plans	Underfunded pension plans	Other benefits	Total
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,907)	(4,202)	(1,536)	(8,645)	(3,105)	(4,632)	(1,733)	(9,470)
Fair value of assets	3,616	3,994	-	7,610	3,969	3,991	-	7,960
Effect of the asset ceiling	(709)	-	-	(709)	(864)	-	-	(864)
Liabilities	-	(208)	(1,536)	(1,744)	-	(641)	(1,733)	(2,374)

Current liabilities	-	(47)	(57)	(104)	-	(47)	(96)	(143)
Non-current liabilities	-	(161)	(1,479)	(1,640)	-	(594)	(1,637)	(2,231)
Liabilities	-	(208)	(1,536)	(1,744)	-	(641)	(1,733)	(2,374)

25.         Stockholders’ equity

a) Share capital

As at September 30, 2021, the share capital was US$61,614 corresponding to 5,132,458,410 shares issued and fully paid without par value.

	September 30, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	2,204,322,997	-	2,204,322,997
Previ	415,366,682	-	415,366,682
Capital World Investors	335,249,101	-	335,249,101
Capital Research Global Investors	326,001,911	-	326,001,911
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Capital International Investors	267,888,210	-	267,888,210
Others	2,687,617,480	-	2,687,617,480
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,891,940,477	12	4,891,940,489
Shares in treasury	240,517,921	-	240,517,921
Total capital	5,132,458,398	12	5,132,458,410

The information presented above is based on the communications provided by the stockholders in connection with the Instruction 358 issued by the Brazilian Securities and Exchange Commission (“CVM”).

b) Share buyback program

On April 1, 2021, the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 270,000,000 common shares, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares. The program was approved to be carried out over up to a 12-month period and the repurchased shares will be cancelled after the expiration of the program or utilized on the executive compensation programs (note 24). The shares are acquired in the stock market based on regular trading conditions.

As at September 30, 2021, the Company purchased 238,860,947 common shares at an average cost of US$20.28 per share (R$105.76 per share), representing US$4,845 (R$25,261 million). Of that amount, US$1,837 (R$9,687 million) or 99,842,600 shares were purchased through wholly owned subsidiaries and US$3,008 (R$15,574 million) or 139,018,347 shares directly by the parent company.

As the Company is close to reaching the limit for the buyback of shares in the current program, the Board of Directors approved on October 28, 2021 (subsequent event), a new share buyback program for Vale’s common share which will be limited to a maximum of 200,000,000 common shares, and their respective ADRs, representing up to 4.1% of the total number of outstanding shares. The program will be carried out over up to an 18-month period.

47

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Treasury shares

The Company utilized 890,482 and 1,628,485 units from its treasury shares, for the share-based payment program of its executives (note 24), corresponding to US$7 and US$14 recognized as “Treasury shares utilized in the period” in the Statement of Changes in Equity, for the periods ended September 30, 2021 and 2020, respectively.

On September 16, 2021, the Board of Directors approved the cancellation of 152,016,372 common shares of the Company acquired in previous buyback programs and held in treasury, without reducing its capital stock.

d) Stockholder’s remuneration

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of US$3,972 (R$21,866 million), equivalent to R$4.262386983 per share, which was fully paid on March 15, 2021. Of the total amount, US$762 (R$4,288 million) was in the form of interest on stockholders’ equity and US$3,122 (R$17,578 million) in the form of dividends.

On June 17, 2021, the Board of Directors approved an additional stockholder’s remuneration in the total amount of US$2,200 (R$ 11,046 million), equivalent to R$2.177096137 per share, which was fully paid on June 30, 2021. Of the total amount, US$724 (R$ 3,634 million) relates to the anticipation of the 2021 year-end result and US$1,476 (R$7,412 million) was paid from the balance on the Company’s profit reserves.

On September 16, 2021, the Board of Directors approved the stockholder’s remuneration in the total amount of US$7,391 (R$40,200 million), equivalent to R$8.108316476 per share, which was fully paid on September 30, 2021. The amount distributed relates to the anticipation of the 2021 year-end result.

26.            Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

In June 2021, the Company concluded the transaction for the acquisition of the interests held by Mitsui (related party) in Vale Moçambique and Nacala Logistics Corridor (note 12).

a) Transactions with related parties

	Three-month period ended September 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	179	69	52	300	110	60	48	218
Cost and operating expenses	(280)	(6)	-	(286)	(223)	(7)	-	(230)
Financial result	(1)	(1)	(353)	(355)	-	-	(38)	(38)

	Nine-month period ended September 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	520	196	166	882	247	178	135	560
Cost and operating expenses	(610)	(15)	-	(625)	(751)	(18)	-	(769)
Financial result	(9)	(2)	(732)	(743)	29	4	(74)	(41)

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistics Corridor, which has been consolidated since June 2021, as described in note 12.

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Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Outstanding balances with related parties

	September 30, 2021				December 31, 2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Assets
Cash and cash equivalents (i)	-	-	1,250	1,250	-	-	2,082	2,082
Accounts receivable	151	20	-	171	109	45	2	156
Dividends receivable	103	-	-	103	19	-	-	19
Loans (ii)	-	-	-	-	1,118	-	-	1,118
Derivatives financial instruments (i)	-	-	6	6	-	-	2	2
Other assets	51	3	-	54	68	2	-	70

Liabilities				-
Supplier and contractors	274	7	49	330	121	10	35	166
Loans (ii)	-	-	-	-	-	1,385	944	2,329
Derivatives financial instruments (i)	-	-	275	275	-	-	242	242
Other liabilities	132	79	-	211	235	48	-	283

(i) Refers to regular financial instruments with large financial institutions that are deemed related parties

(ii) Refers to loans settled upon completion of the NLC acquisition (note 12).

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 28, 2021		Head of Investor Relations

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